Kai H. Liekefett kliekefett@velaw.com

Tel +1.212.237.0037 Fax +1.212.237.0100

April 7, 2016

Via EDGAR, Email and Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Stratus Properties Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed March 28, 2016
File No. 001-37716

Dear Mr. Panos:

On behalf of our client, Stratus Properties Inc. (the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 5, 2016, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 28, 2016, File No. 001-37716 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”). Enclosed with the email and Federal Express versions of this letter is a copy of the Amended Preliminary Proxy Statement marked to show changes from the Preliminary Proxy Statement as originally filed.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Preliminary Proxy Statement unless otherwise specified.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission April 7, 2016 Page 2

General

1.	We noticed that the proxy statement and other soliciting material, along with the annual report, may be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

RESPONSE:

The Company confirms that it does not intend to rely on Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). The Company intends to distribute a full set of proxy materials in accordance with Rule 14a-16(n).

2.	Advise us, with a view towards revised disclosure, how the registrant intends to comply with Rule 14a-3(b) given the bold type reference on page 1 to Form 10-K.

RESPONSE:

The Company advises the Staff that the Company will supply to its security holders copies of its Annual Report on Form 10-K for the year ended December 31, 2015 (which serves as the Company’s annual report to stockholders pursuant to Rule 14a-3(b)) as part of a full set of proxy materials to be distributed in accordance with Rule 14a-16(n). In response to the Staff’s comment, the disclosure in the Amended Preliminary Proxy Statement on page 1 has been revised as follows:

“This proxy statement and the Company’s 2015 annual report to stockholders are available at http://www.eproxyaccess.com/strs2016

Proxy Summary

This summary highlights selected information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. For more complete information regarding our 2015 performance, please review our 2015 annual report to stockholders (“2015 annual report”).”

Securities and Exchange Commission April 7, 2016 Page 3

3.	Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy statement as distinguished from the first paragraph on page 5. Please refer to Item 1(b) of Schedule 14A and Rule 14a-6(d).

RESPONSE:

The Company confirms that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders will appear in the placeholder located in the second paragraph of the first page of the definitive proxy statement. In response to the Staff’s comment, the disclosure in the Amended Preliminary Proxy Statement on page 1 has been revised as follows:

“The 2015 annual report to stockholders, including financial statements, is first being sent to stockholders together with this proxy statement and form of proxy on or about                     , 2016.”

4.	Please confirm that Stratus Properties will revise its preliminary or file a supplement to its definitive proxy statement to include any disclosures required by Items 4(b) and 5(b) of Schedule 14A to the extent not already provided in the event Carl E. Berg files a preliminary proxy statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and confirms that it will comply with the above instruction.

On what matters will I be voting? How does the board recommend that I cast my vote?

5.	We note disclosure indicating that persons named in the WHITE proxy card will exercise “discretionary voting authority with respect to any other matter that may properly come before the annual meeting…in accordance with their best judgment.” Please clarify the circumstances under which the proxy confers discretionary authority to vote, consistent with Rule 14a-4(c).

Securities and Exchange Commission April 7, 2016 Page 4

RESPONSE:

In response to the Staff’s comment, the disclosure in the Amended Preliminary Proxy Statement on page 6 has been revised as follows:

“…discretionary voting authority with respect to any unanticipated matter not included in this proxy statement that may properly come before the annual meeting, and they intend to vote on any such other matter in accordance with their best judgment.”

Proposal No. 1: Election of Directors

6.	Advise us, with a view toward revised disclosure, whether or not each of the company’s nominees has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Amended Preliminary Proxy Statement on page 20 has been revised to include the following statement:

“Messrs. Armstrong and Porter have each consented to being named as a nominee in this proxy statement and to serve as a director if elected.”

7.	Please confirm to us that in the event the board of directors identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that: (1) identifies the substitute and/or additional nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve, if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominee(s).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and confirms that it will comply with the above instruction.

Securities and Exchange Commission April 7, 2016 Page 5

8.	We note disclosure addressing a scenario where a board nominee becomes unavailable to serve. Please revise the scope of this statement, consistent with the scope of the discretionary authority outlined in Rule 14a-4(c)(5).

RESPONSE:

In response to the Staff’s comment, the disclosure in the Amended Preliminary Proxy Statement on page 20 has been revised as follows:

“If, contrary to our present expectations, either of the nominees is unable to serve or for good cause will not serve, your proxy will be voted for a substitute nominee designated by our board of directors, unless otherwise directed.”

9.	In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply made on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

RESPONSE:

The Company confirms on behalf of each participant named in Appendix A to the Amended Preliminary Proxy Statement that none of the participants has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years.

Information About Nominees and Continuing Directors

10.	Please revise your description of Mr. Joseph’s business experience to provide the business experience for the last five years as required by Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. We note a gap from 2012 to 2014.

RESPONSE:

In response to the Staff’s comment, the disclosure in the Amended Preliminary Proxy Statement on page 22 has been revised and supplemented as follows:

Securities and Exchange Commission April 7, 2016 Page 6

“Dean of the Madden School of Business at Le Moyne College from 2014 to present and Executive-in-Residence from 2012 to 2014.”

“Member of the Board of Directors of EveryWare Global, Inc., the parent company of Oneida Ltd., from 2012 to 2013.”

Executive Officer Compensation

11.	We noticed the disclosure does not appear to address Ms. Pickens’ biography or business experience during the past five years as required by Item 401(b) and (e) of Regulation S-K. Please advise, or revise your disclosure.

RESPONSE:

Disclosure addressing Ms. Pickens’ biography and business experience during the past five years is included on page 14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the Commission on March 15, 2016 pursuant to Instruction 3 to Item 401(b) of Regulation S-K.

*     *     *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission April 7, 2016 Page 7

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	Kenneth N. Jones
General Counsel & Secretary
Stratus Properties Inc.